[KH FUNDING COMPANY LETTERHEAD]

July 14, 2005

VIA EDGAR and FACSIMILE

Mr. Christian Windsor

Special Counsel

U. S. Securities and Exchange Commission

100 F Street, NE Washington, DC 20549-0408

Re:	KH Funding Company

         Amendment Four to Registration Statement on Form SB-2

         File No. 333-124155

Dear Mr. Windsor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, a request is made hereby, that acceleration of the effectiveness of the above-captioned Registration Statements be granted at 9:30 a.m. on July 15, 2005, or as soon thereafter as practicable.

KH Funding Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve KH Funding Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and KH Funding Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KH FUNDING COMPANY

By:  /s/ Robert L. Harris

        Robert L. Harris

        President and Chief Executive Officer

        (Duly Authorized Signatory)

cc:    Kathryn McHale (SEC)

         George S. Lawler (Whiteford, Taylor & Preston)